

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 11, 2016

<u>Via E-mail</u>
Philip Thomas
Chief Executive Officer
Long Island Iced Tea Corp.
116 Charlotte Avenue
Hicksville, New York 11801

> **Re: Long Island Iced Tea Corp.**
> **Registration Statement on Form S-3**
> **Filed September 30, 2016**
> **File No. 333-213874**

Dear Mr. Thomas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Killoy at (202) 551-7576 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: Eric Schwartz, Esq.
Graubard Miller